EASTMAN KODAK COMPANY

June 22, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:                      Amanda Ravitz, Assistant Director

Regarding:                      Eastman Kodak Company
         Form 10-K for the Fiscal Year Ended December 31, 2011
         Filed February 29, 2012
         File No. 001-00087

Please find attached Eastman Kodak Company’s response to the staff’s letter to the Company dated June 8, 2012.

If you have any questions, please call Patrick Sheller, Chief Administrative Officer, General Counsel & Secretary, and Senior Vice President at (585) 724-9022.

Sincerely,

Eastman Kodak Company

/s/ Eric Samuels
Chief Accounting Officer & Corporate Controller

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7.  Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 25

1.
Consistent with the information provided in your responses to prior comments 2-9, beginning with your next Form 10-Q, please revise future filings to include a more detailed discussion that explains your critical accounting policies and estimates and significant changes therein regarding the following:

• Changes in estimates for assets’ useful lives
• Valuations for goodwill impairment
• Realization of deferred tax assets
• Determination of the expected return on assets underlying your pension plans

Future filings will include a more detailed discussion, consistent with the information provided in the Company’s responses to prior staff comments 2-9, that explains the Company’s critical accounting policies and estimates and significant changes therein regarding the items noted above.